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                                                                    EXHIBIT 99.3

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

SMARTLOGIK GROUP PLC

2)  Name of director

STEPHEN HILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7)  Number of shares/amount of stock acquired

200,000

8)  Percentage of issued class

0.04%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1p EACH

12) Price per share

5 PENCE
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13) Date of transaction

16 AUGUST 2001

14) Date company informed

16 AUGUST 2001

15) Total holding following this notification

200,000

16) Total percentage holding of issued class following this notification

0.04%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

JONATHAN BALL  020 7930 6900

25) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL - COMPANY SECRETARY

    Date of Notification..............16 AUGUST 2001..........